ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the Third Quarter Ended September 30, 2013

Quarterly cloud bookings more than doubled with 8 new cloud customer wins

Burlington, MA, October 23, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the third quarter ended September 30, 2013.

Highlights

•	Revenues were $23.3 million
•	GAAP EPS $(0.11); Non-GAAP EPS $(0.10)
•	Total cash and investments increased to $55.7 million
•	Cash provided by operations was $3.3 million

For the third quarter ended September 30, 2013, total revenues were $23.3 million, down 15% from $27.3 million in the third quarter of 2012. Net loss for the third quarter of 2013 was $3.6 million, or $(0.11) per fully diluted share, compared to net income of $2.8 million, or $0.09 per fully diluted share, for the same period last year. Non-GAAP net loss for the quarter was $3.3 million, or $(0.10) per fully diluted share, compared to Non-GAAP net income of $3.7 million, or $0.11 per fully diluted share, for the same period last year.

Software license revenues for the third quarter of 2013 were $4.7 million, down 58% compared with software license revenues of $11.0 million for the same period last year. Services revenues were $18.6 million, up 14% compared with services revenues of $16.3 million in the same period last year.

Gross profit in the third quarter of 2013 was $12.2 million, or 52% of revenues, compared to $17.5 million, or 64% of revenues, in the same period last year.

Following a $1.6 million cash dividend payment, cash, cash equivalents and short and long-term investments at the end of the third quarter of 2013 were $55.7 million, an increase of $1.3 million compared to the end of the second quarter of 2013. Net cash provided by operating activities was $3.3 million during the third quarter of 2013.

Management Commentary

"During the third quarter we continued to experience a number of positive trends that will increase recurring revenues and improve the visibility and predictability of our business. With eight new cloud customers signed in the third quarter, the number of new cloud-based customers signed in the first nine months of 2013 has doubled year-over-year. Our pipeline for the next twelve months includes more than 100 large and mid-market prospects considering our cloud-based solutions," said Dr. Moshe BenBassat, ClickSoftware's Founder and CEO. "Along with strong demand for cloud-based solutions, we also continue to see healthy demand for our on-premise offerings, and in the first nine months of 2013 we closed a higher number of on-premise deals compared to the same period last year. Furthermore, our services revenues, which consist of recurring support revenues and consulting revenues, both increased during the quarter compared to the same period last year”.

“Our ability to offer both cloud and on-premise solutions, while offering the industry's most dynamic and scalable solution, provide a solution that is highly differentiated from that of any of our competitors. Specifically, we see increasing traction for our mobility products driven by general high demand for business mobility solutions. We remain an industry leader for field service optimization software as recently recognized by Gartner's Magic Quadrant for Field Service Management report, for the third consecutive year," concluded Dr. BenBassat.

Financial Outlook

The Company expects revenues for the fourth quarter of 2013 to be between $26 million to $28 million, which will bring 2013 annual revenues to be between $98.5 million to $100.5 million. Non-GAAP fully diluted earnings (loss) per share for the fourth quarter of 2013 is expected to be in the range of $(0.04) loss to $0.01 earnings, which excludes share-based compensation, deferred taxes expense (net of tax payment for previous years retained earnings) and amortization of intangible assets costs of approximately $0.02, $0.00 and $0.00 per fully diluted share, respectively. GAAP fully diluted loss per share is expected to be in the range of $(0.06) to $(0.01).

Dividend

In light of the short-term challenges associated with our transition to the cloud, ClickSoftware’s Board of Directors has decided to suspend its payment of dividends for the time being. The Company does not have a formal policy governing dividend payments, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, Latin America and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, previous years retained earnings tax and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including revenue growth, prospects, contribution of cloud-based sales, pipeline, demand for our solutions and our outlook for the fourth quarter and full year 2013 revenues and GAAP and Non-GAAP earnings/loss per share. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, the impact of the Cloud model on initial transaction size and gross margins and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	September 30, 2013		September 30, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$4,650	20%	$10,969	40%
Services	18,638	80%	16,348	60%
Total revenues	23,288	100%	27,317	100%

Cost of revenues:
Software license	971	4%	967	4%
Services	10,101	43%	8,858	32%
Total cost of revenues	11,072	48%	9,825	36%

Gross Profit	12,216	52%	17,492	64%

Operating expenses:
Research and development costs, net	3,848	17%	3,625	13%
Selling and marketing expenses	10,088	43%	8,515	31%
General and administrative expenses	2,298	10%	2,247	8%
Total operating expenses	16,234	70%	14,387	53%

Operating (loss) income	(4,018)	(17%)	3,105	11%
Interest income (expense), net	55	0%	(16)	0%
Net (loss) income before taxes	$(3,963)	(17%)	$3,089	11%
Tax income (expense), net	377	2%	(281)	(1%)
Net (loss) income	$(3,586)	(15%)	$2,808	10%

Net (loss) earnings per ordinary share:
Basic	$(0.11)		$0.09
Diluted	$(0.11)		$0.09

Shares used in computing basic net (loss) income per share	32,238,308		31,597,918
Shares used in computing diluted net (loss) income per share	33,025,833		32,740,287

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Nine Months Ended
	September 30, 2013		September 30, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$17,765	25%	$23,694	33%
Services	54,723	75%	47,953	67%
Total revenues	72,488	100%	71,647	100%

Cost of revenues:
Software license	3,032	4%	2,532	4%
Services	29,552	41%	26,457	37%
Total cost of revenues	32,584	45%	28,989	40%

Gross Profit	39,904	55%	42,658	60%

Operating expenses:
Research and development costs, net	11,572	16%	9,275	13%
Selling and marketing expenses	28,813	40%	23,252	32%
General and administrative expenses	6,643	9%	6,444	9%
Total operating expenses	47,028	65%	38,971	54%

Operating (loss) income	(7,124)	(10%)	3,687	5%
Interest income, net	618	1%	210	0%
Net (loss) income before taxes	$(6,506)	(9%)	$3,897	5%
Tax income (expense), net	90	0%	(315)	(0%)
Net (loss) income	$(6,416)	(9%)	$3,582	5%

Net (loss) earnings per ordinary share:
Basic	$(0.20)		$0.11
Diluted	$(0.19)		$0.11

Shares used in computing basic net (loss) income per share	31,954,737		31,520,923
Shares used in computing diluted net (loss) income per share	32,964,007		32,869,186

ClickSoftware Technologies Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,782	$12,793
Deposits	9,841	30,310
Marketable securities	21,032	15,635
Trade receivables, net	20,376	21,792
Deferred taxes	1,020	220
Other receivables and prepaid expenses	4,009	3,398
Total current assets	80,060	84,148

LONG TERM ASSETS
Property and equipment, net	5,156	4,206
Deposits	1,075	621
Other receivables and prepaid expenses	152	275
Deferred taxes	1,730	1,230
Intangible assets, net	223	452
Goodwill	1,572	1,572
Severance pay funds	2,183	1,965
Total long term assets	12,091	10,321
Total Assets	$92,151	$94,469

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$14,995	$16,536
Deferred revenues	14,836	9,047
Total current liabilities	29,831	25,583

LONG TERM LIABILITIES
Accrued severance pay	5,004	4,465
Deferred revenues	4,374	1,503
Total long term liabilities	9,378	5,968
Total liabilities	39,209	31,551

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	135	132
Additional paid-in capital	90,655	87,566
Accumulated deficit	(38,435)	(25,296)
Accumulated other comprehensive income	630	559
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	52,942	62,918
Total Liabilities and shareholders' equity	$92,151	$94,469

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands)
Nine Months Ended

	Nine Months Ended
	September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(6,416)	$3,582
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,881	1,572
Amortization of deferred compensation	1,925	1,882
Amortization of acquired intangible assets	229	565
Severance pay, net	321	325
Gain on marketable securities	(336)	(123)
Other	75	4
Changes in operating assets and liabilities:
Trade receivables	1,416	(3,562)
Deferred taxes	(1,300)	(70)
Other receivables	(417)	203
Accounts payable and accrued expenses	(1,541)	841
Deferred revenues	8,660	322
Net cash provided by operating activities	$4,497	$5,541

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,906)	(1,998)
Increase in deposits	20,015	9,704
Investments in marketable securities	(12,278)	(1,075)
Proceeds from sale of marketable securities	7,217	1,948
Net cash provided by investment activities	$12,048	$8,579

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(6,723)	(7,590)
Employee options exercised	1,167	558
Net cash used in financing activities	$(5,556)	$(7,032)

INCREASE IN CASH AND CASH EQUIVALENTS	10,989	7,088
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,793	14,683
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,782	$21,771

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	September 30, 2013		September 30, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(3,586)	(15%)	$2,808	10%
Share-based compensation (1)	736		650
Amortization of intangible assets (2)	48		150
Deferred taxes	(510)		50
Non-GAAP Net (loss) income	$(3,312)	(14%)	$3,658	13%

GAAP (loss) Earnings per share (diluted)	$(0.11)		$0.09
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.00
Deferred taxes	(0.01)		0.00
Non-GAAP (loss) Earnings per share (diluted)	$(0.10)		$0.11

(1) Share-based compensation:
Cost of services	$92		$86
Research and development costs, net	76		72
Selling and marketing expenses	176		165
General and administrative expenses	392		327
	$736		$650

(2) Amortization of intangible assets:
Cost of revenues	$48		$121
Research and development costs, net	-		29
	$48		$150

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Nine Months Ended
	September 30, 2013		September 30, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(6,416)	(9%)	$3,582	5%
Share-based compensation (1)	1,925		1,882
Amortization of intangible assets (2)	229		565
Tax payment for previous years retained earnings*	744		-
Deferred taxes	(1,300)		(70)
Non-GAAP Net (loss) income	$(4,818)	(7%)	$5,959	8%

GAAP (loss) Earnings per share (diluted)	$(0.19)		$0.11
Share-based compensation	0.06		0.06
Amortization of intangible assets	0.00		0.01
Tax payment for previous years retained earnings*	0.02		0.00
Deferred taxes	(0.04)		0.00
Non-GAAP (loss) Earnings per share (diluted)	$(0.15)		$0.18

(1) Share-based compensation:
Cost of services	$262		$227
Research and development costs, net	212		185
Selling and marketing expenses	505		438
General and administrative expenses	946		1,032
	$1,925		$1,882

(2) Amortization of intangible assets:
Cost of revenues	$200		$476
Research and development costs, net	29		89
	$229		$565

* See Note 14.A to our consolidated financial statements for the year ended December 31, 201 included in our Annual Report on Form 20-F, regarding November 2012 law